11/28/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPINE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Exchange Place
(No. and Street)

Salt Lake City (City) Utah (State) 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cazier (801)320-1326 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran, Askelson & Company
(Name – *if individual, state last, first, middle name*)

32565 B Golden Lantern, Suite 509 (Address) Dana Point (City) CA (State) 92629 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Bevins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPINE SECURITIES CORPORATION, as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

COO/CFO

Title

Notary Public

MICHAEL BENSON HADLEY
Notary Public State of Utah
My Commission Expires on:
April 18, 2015
Comm. Number: 608751

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpine Securities Corporation

FINANCIAL CONDITION

AND SUPPLEMENTARY INFORMATION

For the Year Ended September 30, 2014

With

INDEPENDENT REGISTERED AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGITERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Alpine Securities Corporation (the "Company") as of September 30, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
November 20, 2014

32565 B Golden Lantern, Suite 509 Dana Point, CA 92629
Office: (760) 683-9545 WWW.TACLLP.COM Fax: (760) 683-6798

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2014

Assets				
Cash			$	1,613,637
Cash segregated under Federal and other regulations				922,782
Deposits with clearing organizations				1,017,500
Receivables:				
Customers	$	107,739		
Broker/dealers		642,459		
Clearing organizations		77,853		
				828,051
Furniture & Equipment, at cost, less accumulated Depreciation of $ 141,035				290,991
Total Assets			**$**	**4,672,961**
Liabilities and Stockholder's Equity				
Current Liabilities				
Payable to customers			$	195,859
Payable to broker/dealers				98,933
Payable to correspondents				1,160,213
Accounts payable and accrued expenses				316,967
Salaries and commissions payable				220,583
Securities sold not purchased				2,552
Total current liabilities				1,994,807
Long-term Liabilities				
Correspondent deposits				228,250
Total Liabilities			**$**	**2,223,057**
Stockholder's Equity				
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding			$	88,925
Additional paid-in capital				1,870,783
Retained Earnings				490,196
Total Stockholder's Equity				**2,449,904**
Total Liabilities and Stockholder's Equity			**$**	**4,672,961**

The accompanying notes are an integral part of these financial statements

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges a transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash balances in accounts segregated under federal and other regulations in excess of required balances to be cash and cash equivalents.

Receivables

Receivables are recorded on a settlement date basis except for unsettled trades of marketable securities held in the Company's trading account. Receivables arising from these trades, if any, are accounted for on a trade date basis and are included as a component of receivable from clearing organizations.

Receivables are written-off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at September 30, 2014. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and the financial stability of its customers.

Commission

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Net Income (Loss)

The line item 'Transaction fees' includes the following revenues from customers:

- Wire fees
- Early pay wire fees
- Rush fees
- Other miscellaneous fees charged to customers.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Trading Securities

Marketable securities in the Company's trading account are recorded on a trade date basis and valued at market value. The resulting difference between actual cost and market (or fair value) is included in income. The portion of gains and losses for the year that relate to trading securities held by the Company as of September 30, 2014 is a net loss of $11,723.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Furniture and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using straight-line methods.

Revenue Recognition
Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Income Taxes
The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2014, the Company's uninsured cash balances totaled $2,286,419.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
In January 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The amendments in the ASU clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Accounting Standards Codification ('ASC') 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments were effective for fiscal years beginning on or after January 1, 2013.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 on its financial statements.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $520,981 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2014 was $ 0. No additional deposit was required to be made as of September 30, 2014.

Cash of $401,801 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2014 was $147,838.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposit requirements with its clearing organizations totaling $1,017,500 as of September 30, 2014.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of September 30, 2014.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2014.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2014.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2013.

Description	Level 1	Level 2	Level 3
Assets:			
None	$ -	$ -	$ -
Total	$ -	$ -	$ -
Liabilities:			
None	$ -	$ -	$ -
Total	$ -	$ -	$ -

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee receivable and employee payable account balances from the customer account receivables and payables.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2014:

Furniture and equipment	$ 237,738
Software	50,117
	287,855
Less accumulated depreciation and amortization	(143,554)
	144,301

NOTE 7 - STOCKHOLDERS' EQUITY

During the year ended September 30, 2014 the Company had a net income of $8,210,394, acquired $59,390 in treasury stock, and paid dividends to stockholders totaling $8,256,984 resulting in a net decrease to retained earnings of $105,981.

NOTE 8 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for a correspondent firm which became a related party on March 3, 2011 when the entity came under new ownership. The Company's new owner is a Limited Liability Company which is owned by the President of the correspondent firm, and the correspondent firm is owned by a family member of the President.

At September 30, 2014, the Company held customer deposits of the related party totaling $424,448. Revenue from performing services for the related party and its customers for the year ended September 30, 2014 was $973,274 of clearing income, $71,895 of assessment fee income, and $1,043,950 of other income. Total revenues from the related party and its customers comprise approximately 17% of the Company's total revenues for the year ended September 30, 2014.

During the year, the Company relocated to a building owned with a related party. The Company entered into a 10 year lease agreement with the related party. The lease commenced on November 1, 2012 and will expire October 31, 2022. The lease requires minimum monthly payments of approximately $21,000 per month with yearly adjustments coinciding with the Consumer Price Index (CPI), with a minimum yearly increase of 3%. Lease payments made to the related party totaled $461,118 during the year ended September 30, 2014 and included $183,118 in additional costs associated with the renovation of the building. A schedule of yearly lease payments is shown below:

NOTE 8 RELATED PARTY TRANSACTIONS (Continued)

Year ending September 30,		Amount
2015	$	228,598
2016		235,456
2017		242,520
2018		249,750
Remaining		1,144,044
	$	2,100,368

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2014, the Company had net capital (calculated on trade date basis) of $2,887,479 which was $2,637,479 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.738 to 1.

NOTE 10 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 LINES OF CREDIT

During the year, the Company closed its line of credit with Zions First National Bank of $2,500,000. The line had remained unused during the entire September 30, 2014 year.

The line of credit opened with John Hurry (a related party) in 2013 remains in force for up to $2,000,000 with interest rates of 25% per annum with a $1,000 fee per draw. If the Company requests more than the $2,000,000 limit, additional funds will be provided at a rate of 50% per annum with a $2,000 fee per draw. As of September 30, 2014 this line of credit remained unused.

NOTE 12 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2014, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Salt Lake City, Utah.

SUPPLEMENTARY INFORMATION

ALPINE SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended September 30, 2014

Computation of Net Capital		
Total ownership equity from Statement of Financial Condition		$ 2,449,904
Deduct ownership equity not allowable for net capital		-
Total Ownership Equity Qualified for Net Capital		2,449,904
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 304,467	
Aged fail-to-deliver	46,789	
Other deductions and/or charges	276	
Total Deductions and/or Charges		(351,532)
Net capital before haircuts on securities positions		2,098,372
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities - stocks and warrants	150	
Total Haircuts on Securities		150
Net Capital		$ 2,098,222
Computation Of Basic Net Capital Requirement		
Minimum net capital required		$ 148,054
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (larger of the above)		250,000
Excess net capital		$ 1,848,222
Net Capital less the greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		$ 1,798,222
Computation Of Aggregate Indebtedness		
Total A.I. liabilities from Statement of Financial Condition		$ 2,220,805
Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1)(c)(1)(vii))		-
Total aggregate indebtedness		$ 2,220,805
Ratio of aggregate indebtedness to net capital		1.05 to 1

ALPINE SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended September 30, 2014

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	195,859
Customers' securities failed to receive		6,726
Credit balances attributed to principal sales to customers		3,000
Total Credit Items		205,585
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions (Settlement date basis of accounting)		93,186
Failed to deliver of customers' securities not older than 30 calendar days		366,329
Total Debit Items		459,515
Reserve Computation		
Excess of total credits over total debits	$	253,930
If computation permitted on a monthly basis, enter 105% of Excess of total debits over total credits		-
Amount held on deposit in "Reserve Bank Accounts", including value of qualified securities, at end of reporting period		520,938
Required deposit		None

ALPINE SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended September 30, 2014

State the market valuation and number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.

	$ -
A. Number of items	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

	$ -
A. Number of items	0

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.

Yes

REPORT OF INDEPENDENT REGITERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

We have examined Alpine Securities Corporation (the "Company") statements, included in the accompanying Compliance Report, That (1) the Company's internal control over compliance was effective during the period October 1, 2014 through September 30, 2014; (2) the company internal control over compliance was effective as of September 30, 2013; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of September 30, 2014; and (4) the information used to state that the company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, the reserve requirements rule, 17C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the company's statements based on our examination.

We conducted our examination in accordance with the standards of the public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective during the period October1, 2013 through September 30, 2014; the Company complied with the net capital rule and reserve requirements rule as of September 30. 2014; and the information used to assert compliance with the net capital rule and reserve requirements rule as of September 30, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company statements referred to above are fairly stated, in al material respects.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
November 20, 2014

ALPINE SECURITIES
Stock Brokerage & Investment Company

Compliance Report for the period of October 1, 2013 through September 30, 2014

We as members of management of Alpine Securities Corporation, (the Company) are responsible for complying with 17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. § 240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5. Based on this evaluation, we assert the following:

- We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined below) during the period of October 1, 2013 through September 30, 2014;
- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective from October 1, 2013 to September 30, 2014;
- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective as of end of the most recent fiscal year ended September 30, 2014;
- The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2014; and
- The information the Company used to assert that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis. The Financial responsibility Rules are defined as 17 C.F.R. § 240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis.

November 20, 2014

Chief Financial Officer

39 Exchange Place | Salt Lake City, UT 84111
p (801) 355-5588 | f (801) 355-5742 | toll free (800) 274-5588 | www.alpine-securities.com
Member FINRA/SIPC

Report of independent registered public accounting firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2014, which were agreed to by Alpine Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Alpine Securities Corporation's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

32565 B Golden Lantern, Suite 509 CA 92629
Office: (760) 683-9545 WWW.TACLLP.COM Fax: (760) 683-6798

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
November 20, 2014

32565 B Golden Lantern, Suite 509 CA 92629
Office: (760) 683-9545 WWW.TACLLP.COM Fax: (760) 683-6798



TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 525-8688
F: (949) 606-0329

SAN DIEGO
O: (760) 683-9545
F: (760) 683-6798